                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                 Amendment No.2
                    Under the Securities Exchange Act of 1934

                           ELITE PHARMACEUTICALS, INC.
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                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
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                         (Title of Class of Securities)

                                    28659T200
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                                 (CUSIP Number)

                      Edson Moore Healthcare Ventures, Inc.
                                  John A. Moore
                                  Hilary Edson
                              101 Brookmeadow Road
                           Wilmington, Delaware 19807
                                 (302) 994-3083
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                October 17, 2002
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     (Date of Event which Requires Filing of this Statement) (* See Item 3)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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                                  SCHEDULE 13D
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CUSIP NO.  28659T200                                           PAGE 2 OF 8 PAGES
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    1      NAMES OF REPORTING PERSONS
           I.R.S.   IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                    Edson Moore Healthcare Ventures, Inc.          04-3694908
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (A) [ ]
           (SEE INSTRUCTIONS)                                            (B) [X]
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    3      SEC USE ONLY
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    4      SOURCE OF FUNDS (SEE INSTRUCTIONS)
                    WC
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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                           [ ]
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    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware
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                                      7      SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY                       -864,218-
   OWNED BY EACH REPORTING            8      SHARED VOTING POWER
         PERSON WITH                                  -0-
                                      9      SOLE DISPOSITIVE POWER
                                                      -864,218-
                                     10      SHARED DISPOSITIVE POWER
                                                      -0-
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  864,218
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN      [ ]
         SHARES (SEE INSTRUCTIONS)
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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  8.12%
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14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                  CO

                                  SCHEDULE 13D
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CUSIP NO.  28659T200                                         PAGE 3 OF 8 PAGES
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    1      NAMES OF REPORTING PERSONS
           I.R.S.   IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                    John A. Moore
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (A) [ ]
           (SEE INSTRUCTIONS)                                            (B) [X]
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    3      SEC USE ONLY
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    4      SOURCE OF FUNDS (SEE INSTRUCTIONS)
                    OO
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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                           [ ]
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    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States
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                                    7      SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY                       -0-
   OWNED BY EACH REPORTING          8      SHARED VOTING POWER
         PERSON WITH                                -864,218-
                                    9      SOLE DISPOSITIVE POWER
                                                    -0-
                                   10      SHARED DISPOSITIVE POWER
                                                    -864,218-
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  864,218
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN      [ ]
         SHARES (SEE INSTRUCTIONS)
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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  8.12%
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14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                  IN

                                  SCHEDULE 13D
CUSIP NO.  28659T200                                          PAGE 4 OF 8 PAGES
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    1      NAMES OF REPORTING PERSONS
           I.R.S.   IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                    Hilary Edson
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (A) [ ]
           (SEE INSTRUCTIONS)                                           (B) [X]
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    3      SEC USE ONLY
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    4      SOURCE OF FUNDS (SEE INSTRUCTIONS)
                    OO
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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                           [ ]
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    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States
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                                    7      SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY                       -0-
   OWNED BY EACH REPORTING          8      SHARED VOTING POWER
         PERSON WITH                                -864,218-
                                    9      SOLE DISPOSITIVE POWER
                                                    -0-
                                   10      SHARED DISPOSITIVE POWER
                                                    -864,218-
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  864,218
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN      [ ]
         SHARES (SEE INSTRUCTIONS)
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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  8.12%
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14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                  IN

This Amendment No.2 to Schedule 13D amends and restates the Schedule 13D initially filed with the Securities and Exchange Commission (the "SEC"), on January 6, 2003 (the "Initial Filing"), as amended by Amendment No. 1 thereto filed with the SEC on February 13, 2003 (as amended, the "Statement"). The Initial Filing was filed using an incorrect CIK identifier code; this Statement is being filed in correction thereof.

ITEM 1.  SECURITY AND ISSUER.

This Statement relates to the common stock, $0.01 par value per share (the "Elite Common Stock"), of Elite Pharmaceuticals, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 165 Ludlow Avenue, Northvale, New Jersey 17647.

ITEM 2.  IDENTITY AND BACKGROUND.

(a) This Schedule 13D is jointly filed by Edson Moore Healthcare Ventures, Inc., formerly Edson Moore Corp., a Delaware corporation ("EMC"), John A. Moore and Hilary Edson (each individually a "Reporting Person" and, collectively, the "Reporting Persons"). Mr. Moore and Ms. Edson each own 50% of the outstanding capital stock of EMC.

Information contained herein with respect to each Reporting Person is given solely by such Reporting Person, and no other Reporting Person has responsibility for the accuracy or completeness of information supplied by such other Reporting Person.

(b) The business address for all Reporting Persons is 101 Brookmeadow Road, Wilmington, Delaware 19807.

(c) Mr. Moore was elected to the board of directors of the Issuer at the annual shareholders meeting of the Issuer held on December 12, 2002. Mr. Moore is the president, chief executive officer and director of EMC. Ms. Edson is the secretary and director of EMC.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) EMC is a Delaware corporation. Each of Mr. Moore and Ms. Edson are United States citizens.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On September 27, 2002, EMC acquired (i)12,015 shares of Series A Preferred Stock of Elite Labs (which were exchangeable for shares of Elite Common Stock on or after October 17, 2002), (ii) the right to receive all additional shares of Series A Preferred Stock of Elite Laboratories, Inc., a wholly-owned subsidiary of the Issuer ("Elite Labs") issuable as accrued and unpaid payment-in-kind dividends upon the 12,015 shares of Series A Preferred Stock of Elite Labs described in clause (i) above, and (iii) the warrant to purchase 100,000 shares of Elite Common Stock of the Issuer (collectively, the "Acquired Securities") from Shelly Bay Holdings, Ltd., a Bermuda exempted limited liability company, for an aggregate purchase price of $485,000.

On October 17, 2002, pursuant to a letter agreement between EMC and the Issuer (see Item 6 below), EMC agreed to exchange 12,015 shares of Series A Preferred Stock, par value $1.00 per share, of Elite Labs for 714,222 shares of Elite Common Stock.

On November 5, 2002, pursuant to a letter agreement between EMC and the Issuer (see Item 6 below), EMC agreed to exchange 900 shares of Series A Preferred Stock of Elite Labs which were issued by Elite Labs as paid-in-kind dividends accrued through June 29, 2002, on 12,015 shares of Series A Preferred Stock (described in the previous sentence) for 49,996 shares of Elite Common Stock.

The 864,218 shares of Elite Common Stock beneficially owned by the Reporting Persons consist of (i) 714,222 shares of Elite Common Stock issued to EMC upon the exchange of the 12,015 shares of Series A Preferred Stock (referred to in the previous paragraph), (ii) 49,996 shares of Elite Common Stock issued to EMC upon the exchange of the 900 shares of Series A Preferred Stock (referred to in the previous paragraph) and (iii) 100,000 shares of Elite Common Stock issuable upon the exercise by EMC of a warrant to purchase 100,000 shares of Elite Common Stock (exercisable through October 17, 2005) at an exercise price of $18.00 per share.

ITEM 4.  PURPOSE OF TRANSACTION.

The Reporting Persons purchased the Shares for investment purposes. Each Reporting Person presently considers the Elite Common Stock an attractive investment and intends to review its investment on an ongoing basis. Such continuing review may result in a Reporting Person acquiring additional shares of Elite Common Stock in the open-market or in privately negotiated transactions, maintaining its holdings at current levels or selling all or a portion of its holdings in the open-market or in privately negotiated transactions. Any such actions the Reporting Persons undertake will be dependent upon, among other things, the availability of shares of Elite Common Stock for purchase and the price levels of such shares; general market and economic conditions; on-going evaluation of the Issuer's business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; the availability of funds for the purchase of additional shares of Elite Common Stock; the actions of the management and Board of Directors of the Issuer; and other future developments. Although the foregoing reflects activities presently contemplated by the Reporting Persons with respect to the Issuer, the foregoing is subject to change at any time. Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, except that with respect to subparagraph (d), Mr. John Moore has proposed that Mr. Atul Mehta, Chairman of the Board of Directors of the Issuer and President and Chief Executive Officer of the Issuer, surrender his position as Chairman of the Board of Directors and that Mr. Moore be appointed by the Board of Directors as Chairman of the Board of Directors. Mr. Moore may propose or suggest other changes in the management and the present Board of Directors of the Issuer, including an increase in the number of directors, although no representation is made that any further change will be proposed or effected.

ITEM 5.  INTEREST IN THE SECURITIES OF THE COMPANY.

(a) As of December 16, 2002 and the date of this Statement (i) Mr. Moore beneficially owns 864,218 shares of Elite Common Stock, which represent approximately 8.12% of Elite Common Stock outstanding, (ii) Ms. Edson beneficially owns 864,218 shares of Elite Common Stock, which represent approximately 8.12% of Elite Common Stock outstanding and (iii) EMC beneficially owns 864,218 shares of Elite Common Stock, which represent approximately 8.12% of Elite Common Stock outstanding (based on 9,780,205 shares of Elite Common Stock of the Issuer reported as being outstanding in the Issuer's Form 10-Q filed September 30, 2002). For purposes of disclosing the number of shares beneficially owned by each of the Reporting Persons, Mr. Moore and Ms. Edson are deemed to beneficially own all shares of Elite Common Stock that are beneficially owned by EMC.

(b) Each Reporting Person has (i) the sole power to vote or direct the vote of the 864,218 shares of Elite Common Stock held by EMC and (ii) the sole power to dispose of or to direct the disposition of such 864,218 shares of Elite Common Stock; provided that, Mr. Moore and Ms. Edson share with each other their voting and disposition power through their 50%/50% ownership of EMC.

(c) Except for the acquisition of the shares described herein, to the best knowledge and belief of the undersigned, no transactions involving the Elite Common Stock have been effected during the past 60 days by the Reporting Persons or by their directors, executive officers or controlling persons.

(d) n/a

(e) n/a

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

        1.  Letter Agreement, dated October 17, 2002, between EMC and the
            Issuer.

        2.  Letter Agreement, dated November 5, 2002, between EMC and the
            Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        1. Joint Filing Agreement, dated December 16, 2002, among Edson Moore Corp., a Delaware corporation, John A. Moore and Hilary Edson.

        2.  Letter Agreement, dated October 17, 2002, between EMC and the
            Issuer.

        3.  Letter Agreement, dated November 5, 2002, between EMC and the
            Issuer.

         SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:    February 14, 2003





                                     Edson Moore Corp.




                                     By: /s/ John A. Moore
                                        --------------------------------
                                         Name:   John A. Moore
                                         Title:  Chief Executive Officer

                                     /s/ John A. Moore
                                     -----------------------------
                                     John A. Moore

                                     /s/ Hilary Edson
                                     -----------------------------
                                     Hilary Edson